SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
____________________

Westfield Financial, Inc.
(Name of Subject Company (Issuer))

Westfield Financial, Inc.
(Names of Filing Persons (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

Common Stock: 96008P104
(CUSIP Number of Class of Securities)
____________________

James C. Hagan
President and Chief Executive Officer
Westfield Financial, Inc.
141 Elm Street
Westfield, Massachusetts 01085
(413) 568-1911
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Richard A. Schaberg Hogan Lovells US LLP 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5671	Gerald P. Ciejka Westfield Financial, Inc. 141 Elm Street Westfield, Massachusetts 01085 (413) 564-2609
____________________

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,151,518	$293.47

*
Estimated pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, solely for purposes of determining the amount of the filing fee.  The transaction valuation is based upon the aggregate cash purchase price of approximately $2,151,518 payable for all options to purchase shares of common stock being solicited in this offer.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per $1,000,000 of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $293.47
Form or Registration No.: Schedule TO-I
Filing Party: Westfield Financial, Inc.
Date Filed: July 23, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2013 (the “Original Schedule TO” and, together with this Amendment and Amendment No. 1, filed with the Commission on August 7, 2013, the “Schedule TO”), by Westfield Financial, Inc., a Massachusetts-chartered stock holding company and the parent company of Westfield Bank (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase certain outstanding options to purchase shares of its common stock, par value $0.01 per share (the “Eligible Options”) on the terms and subject to the conditions set forth in the Offer to Purchase for Cash Certain Outstanding Options to Purchase Common Stock under the Westfield Financial, Inc. 2002 Stock Option Plan and the Westfield Financial, Inc. 2007 Stock Option Plan, dated July 23, 2013 (the “Original Offer to Purchase”), as supplemented by the Supplement to the Offer to Purchase, dated August 7, 2013 (the “Supplement” and, together with the Original Offer to Purchase, the “Offer to Purchase”), upon the terms and subject to the conditions set forth therein (the “Offer”).

This Final Amendment is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act. All information in the Offer to Purchase and the Schedule TO is expressly incorporated herein by reference.

The following information is provided pursuant to Rule 13e-4(c)(4):

●	The Offer expired at 11:59 p.m., Eastern time, on August 19, 2013.

●
Pursuant to the Offer to Purchase, the Company accepted for purchase all properly tendered and not validly withdrawn Eligible Options, which represented the right to purchase an aggregate of 1,209,619 shares of Company common stock.

●
Upon the terms and subject to the conditions set forth in the Offer to Purchase, the Company will pay promptly to the holders of such Eligible Options an aggregate Cash Payment of approximately $2,151,518.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTFIELD FINANCIAL, INC.

	By:	/s/ Gerald P. Ciejka
Gerald P. Ciejka
General Counsel and Vice President

Dated: August 21, 2013